Form 51-102F1

 Management Discussion and Analysis

For

Freegold Ventures Limited

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Freegold Ventures Limited (the “Company” or “Freegold”) for the period ended September 30, 2009 and should be read in conjunction with the consolidated financial statements for the period ended September 30, 2009 and related notes contained in the report.  The date of this management’s discussion and analysis is November 10, 2009.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Freegold

Freegold is an exploration stage company engaged in the acquisition, exploration and evaluation of mineral properties of merit with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking information within the meaning of Canadian securities laws including, without limitation, statements and information regarding the Company's exploration operations and financing needs. Such forward-looking information reflects the current expectations or beliefs of the Company. Forward-looking information is subject to a number of risks, assumptions and uncertainties that may cause the actual results of the Company to differ materially from those discussed herein, including the possibility that future exploration results will not be consistent with the Company's expectations, the uncertainties involved in interpreting exploration results, other inherent risks in the mineral exploration and development industry, the fact that the Company does not currently have the ability to pay its secured lenders when the amounts owing to them are due and the possibility that the Company may not be able to obtain the necessary financing to carry out its business plan. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other form of forward-looking information will not be achieved by the Company. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, the Company can give no assurance that such expectations will prove to be correct. Forward-looking statements and information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. The forward-looking statements and information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, the Company has made assumptions regarding, among other things, the ability to conduct exploration activities in a timely manner and in accordance with the Company's projections, the availability and costs of financing, the degree of risk that credit approvals may be delayed or withheld, and other risks and uncertainties described elsewhere in this document or in the Company's other filings with Canadian securities authorities. Such forward-looking information speaks only as of the date on which it is made and, unless required by applicable securities laws, the Company undertakes no obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.

Review of Exploration Projects

Golden Summit Project, Alaska

Since 1992, Freegold has accelerated its program of systematically exploring the Golden Summit Project – located 20 miles north of Fairbanks, Alaska, less than 5 miles from one of Alaska’s largest gold mines (Kinross’ 350,000 oz/year Fort Knox Mine).  Freegold’s 7-mile wide Golden Summit property is located at the center of the historic Fairbanks mining district, with approximately 7.25 million ounces of gold having been recovered from underground mines on the property and from the placer operations in the streams that drain the project area.  This property contains over 80 known gold occurrences, and has hosted the district’s largest and highest-grade historic underground gold producers, with over 500,000 ounces of gold being produced from 1902 to 1942 at average grades in excess of 1 oz/ton.

As a result of progressive programs of trenching, shallow drilling and bulk sampling between 2006 and 2008 the historic Cleary Hill mine area (which is situated on the western portion of the property), Freegold identified multiple 100 to 300 foot wide shear zones and vein swarms that appear to contain bulk tonnage type mineralization.  In addition to identifying these possible bulk tonnage gold mineralization targets, Freegold’s work has also intersected numerous higher grade veins and shear zones (example: 54 g/t gold over 2m, 29 g/t over 3 m, and 9 g/t over 12 m) that are traceable with good continuity through this area.

Detailed exploration conducted to date covers only a small portion (1.2 miles) of the 7 mile wide property.  The balance of the property contains numerous old mines, veins and shears that have not been systematically explored, including areas with a greater density of identified gold-bearing veins and shear zones than exists in the Cleary Hill area.   An airborne geophysical survey over the entire property in 2007 also suggests that there are numerous other areas on the property that are prospective for hosting gold mineralization. Significant bulk tonnage potential may exist in these areas in addition to the virtually unexplored depth potential of Golden Summit.

Vinasale Gold Project, Alaska

In 2007, Freegold signed an Exploration with Option to Lease agreement on the Vinasale gold project. Vinasale is located 16 air miles south of McGrath, Alaska in a north trending belt of igneous intrusion-related deposits that includes the 39.3 million oz Donlin Creek deposit and the high grade Nixon Fork copper-gold deposit. The Vinasale property is under option from Doyon, Limited an Alaskan native regional corporation, which holds 100% fee simple surface and subsurface rights to the project.

Significant gold mineralization was first discovered at Vinasale by Central Alaska Gold Company (CAGC) in 1990. Subsequent drilling by CAGC and then joint venture partner Placer Dome established an initial gold resource of 614,000 oz (10.4 million tons @ 0.057 oz/ton). While the gold mineralization was found to be refractory, metallurgical testing showed that up to 95% of the gold reported to the flotation concentrate, thereby considerably reducing the volume of material that would need to be processed in order to recover the gold. The property was subsequently optioned by ASA Montague in 1994 and additional soil sampling, followed by limited in-fill and expansion drilling was successful in further increasing the gold resource in the Central Zone to 920,000 oz (18.04 million tons @ 0.051 oz/ton). (Note that these resource figures are historical in nature and are provided for informational purposes only. They are not compliant with National Instrument 43-101 (“NI 43-101”) and as such should not be relied upon.) Previous wide-spaced drilling northeast and southeast of the Central Zone indicates these areas may have potential for resource expansion while previous limited reconnaissance work has indicated that additional gold mineralization exists on the property outside the area known to contain resources.

Freegold's exploration program in 2007 was focused on evaluating the large land package surrounding the deposit, where limited systematic work has been conducted in the past. Freegold's efforts in 2007 included a stream, soil and rock sampling program. This program was followed up with a 1,788 line kilometre high resolution EM and Magnetic airborne geophysical survey. The focus of exploration  in 2008 was directed towards mapping, sampling and geophysics aimed at expanding the known extent of the gold mineralization within the Central Zone.  The program consisted of an induced polarization (IP) survey on areas north and north-east of the Central Zone. The preliminary results of this geophysical survey indicated that the anomaly associated with the Central Zone, although weaker, continues to the north and the north-east, where there is thought to be potential to expand the known resources.

Almaden Gold Project, Idaho

During the quarter in an effort to reduce its indebtedness, the Company entered into a transaction with Western Standard Metals Inc. (“Western Standard”) for the sale of the Almaden Gold Project.  On September 30, 2009, the Company sold the Almaden Gold Project to Western Standard in exchange for the assumption by Western Standard of the Company’s US$2.9 million indebtedness to its senior bridge lender and 5 million shares of Western Standard of which the Company transferred 1 million shares after the end of the quarter to Tiomin Resources Inc. (“Tiomin”) to reduce the Company’s indebtedness to Tiomin by $184,000.  The 4 million Western Standard shares have a book value of $736,000 (September 30, 2009 fair market value is $1,480,000).

Rob Project, Alaska

Since acquiring the project, Freegold has conducted limited reconnaissance work on this 106-claim property, confirming the presence of high-grade gold mineralization from various large soil anomaly locations originally identified by the WGM/Sumitomo exploration team in the early 1990’s.  This team was also responsible for the discovery of the nearby Pogo deposit, a 5.6 million oz gold deposit that is hosted in the same intrusive and metamorphic rocks, and on the flank of the same 18 mile long gneiss dome that hosts the Rob gold mineralization.  Interest in the Goodpaster district, which hosts the Rob property, increased with the commencement of production at the Pogo mine in 2006, which produced 347,000 ounces in 2008.

In 2007, Freegold completed 17 diamond drill holes totaling 3,514 feet in the Grey Lead and O'Reely vein prospects.  Although drilling within the O'Reely vein did not intersect the multi-ounce values sampled at surface, 7 holes within the Grey Lead vein consistently intersected thick intervals of high-grade gold mineralization that exhibit geological and geochemical characteristics similar to those seen at the Pogo gold mine.  True width drill intercepts included a 13.5 foot interval averaging 20.1 g/t and a 13 foot interval averaging 29.0 g/t.

In 2008, drilling focused on testing the strike extension of the Grey Lead system.  The program consisted of 12 holes totalling 3,144 feet which continued to intersect Pogo-style high grade gold mineralization. Significant intervals included 7.9 feet averaging 62 g/t gold, and 7.4 feet averaging 35 g/t.   Prospecting and IP geophysical surveys discovered two additional veins running parallel to Grey Lead. These veins returned grab samples up to 18 g/t and 75 g/t, and have been traced over 850 feet at surface.  Further work was also conducted on the eastern side of the property at the undrilled Michigan prospect, where prospecting and sampling has now traced a large intrusive hosted stock-work vein system over an approximate 3,500 foot by 2,500 foot area (with surface grab samples as high as 699, 175 and 121 g/t gold).

No exploration work is currently being done on site at any of the projects pending receipt of additional funding and no assurance can be given that such funding will be available.

The technical disclosure contained has been reviewed by Michael Gross, M.Sc, - Vice President Exploration of the Company who is a Qualified Person under NI 43-101.

Selected annual information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Freegold for each of the three most recently completed financial years.  The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and related notes.

	Years Ended December 31, (audited)
	2008	2007	2006
Total revenues	$35,292	$259,063	$126,882
General and administrative expenses - cash	1,208,428	1,358,287	1,142,747
General and administrative expenses – stock compensation	1,641,021	1,388,088	367,918
Mineral property costs	9,934,434	8,169,365	3,310,465
Loss before extraordinary items ➢ In total ➢ Basic and diluted loss per share	(2,849,449) (0.04)	(2,746,375) (0.05)	(1,510,665) (0.04)
Loss before income taxes ➢ In total ➢ Basic and diluted loss per share	(5,165,861) (0.08)	(4,384,463) (0.08)	(1,772,633) (0.05)
Totals assets	$31,645,153	$23,722,900	$12,381,233
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

			For the Quarters Ended (unaudited)
	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31
	2009	2009	2009	2008	2008	2008	2008	2007
Total revenues	$ -	$ -	$ -	$112	$ 2,670	$ 19,486	$ 13,024	$ 84,171
Net comprehensive loss – before tax	2,406,339	127,146	2,086,419	1,673,797	1,352,727	849,291	1,290,046	1,646,304
Net comprehensive loss per share	0.04	0.002	0.03	0.02	0.02	0.01	0.02	0.02
Total assets	25,672,602	31,412,885	31,923,410	31,645,153	29,537,893	24,787,497	23,998,295	23,722,900

Results of operations

Nine months ended September 30, 2009

The nine months ended September 30, 2009 resulted in a net comprehensive loss of $4,619,904 which compares with a loss of $3,492,064 for the same period in 2008.  General and administrative expenses for the period ended September 30, 2009 were $1,521,543, a decrease of $1,153,108 over the same period in 2008.  The loss is mainly attributable to $739,886 (2008: $1,663,201) in non-cash stock-based compensation expenses that were charged upon the granting of long-term incentive stock options and performance shares.

During the period, 250,000 stock options were granted.  The total fair value of the current stock options and prior stock options that vested using the Black-Scholes Option Pricing Model resulted in stock-based compensation expense of $739,886 for the period ended September 30, 2009 (2008: $1,140,424). Stock-based compensation for performance shares issued was $Nil for the period ended September 30, 2009 (2008: $522,777).

Professional fees of $197,050 (2008: $135,263) were recorded as additional legal expenses were incurred during the period to assist in the preparation of various bridge loan documents.

Shareholder relations and promotional activities undertaken by the Company, which included, news releases, distribution fees and marketing materials, cost $63,589 for the period ended September 30, 2009, a decrease of $122,317 over the same period in 2008. A part-time consultant assists with investor relations.

Travel costs of $13,241 (2008: $78,138) decreased as fewer trips were taken for promotional purposes and as a general cost cutting measure.  Consulting fees of $67,663 (2008: $37,591) were higher as a result of a 10 % commission of US$38,500 paid to the seller of the mining equipment.

Transfer, filing fees and insurance of $179,307 (2008: $108,733) increased due to the additional expenses incurred during the period to assist in the preparation of various bridge loan documents and insurance requirements.

All other general and administrative costs were relatively the same when compared to the previous period.

A capital loss of $2,873,492 was realized on the sale of the Almaden gold property and $43,833 on the partial sale of mining and automotive equipment in 2009.  Interest income of $Nil was also earned in 2009, which was less than the $35,180 earned in 2008 when the Company had more funds on deposit and earned higher rates

A foreign exchange gain of $1,370,880 was recorded on US$9,353,463 in loans and trade payables that are payable in US funds. This resulted as the US dollar became weaker relative to the Canadian dollar.

Interest costs and loan arrangement fees of $1,986,343 were incurred mainly due to the interest on the $7,361,891 in loans which included fees of $495,949, $367,400 non cash expense associated with the value of shares issued and $176,810 non cash expense associated with the value of warrants issued.

Mining equipment amortization of $309,573 (2008: $325,601) was attributed to $1,739,411 in mining equipment that was obtained for the Golden Summit project in Alaska.

During the period ended September 30, 2009, the Company incurred mineral property deferred exploration costs of $114,222.  Of the deferred exploration costs, $40,324 was incurred on minimum maintenance requirements on the Almaden project in Idaho, $58,202 was incurred on the Golden Summit project in Alaska, $9,195 was incurred on the Rob project in Alaska and $6,501 on the Union Bay project in Alaska.

Mineral property acquisition costs of $281,387 were also incurred which included $48,612 for the Almaden Idaho project, $115,900 for the Vinasale Alaska project, and $116,875 for the Golden Summit Alaska project.

On September 30, 2009, the Company and Western Standard completed the purchase and sale of a 100% interest in the Almaden Gold Project.  In consideration, Western Standard :

- issued 5 million common shares to the Company of which the Company directed 1 million shares to Tiomin to reduce the amount owing to Tiomin by $184,000 ; and

- assumed US$2.9 million indebtedness owed by the Company to its senior bridge debt holder.

After the end of the quarter, Tiomin also converted US$1,377,591 (Cdn$1,504,330) owed to it by the Company into 16,714,773 common shares of the Company at a deemed price of Cdn$0.09 per share, leaving a balance owing of US$782,942 (Cdn$854,974) which is repayable on October 2, 2011 and bears a 6% annual interest rate.

Third quarter results

The three month period ended September 30, 2009 resulted in a loss of $2,406,339 which was higher than the loss of $1,352,727 incurred in the comparative quarter ended September 30, 2008. General and administrative expenses for the three month period ended September 30, 2009 were $411,636, a decrease of

$269,163 over the same period in 2008.  The loss is mainly attributable to $201,073 (2008: $371,509) in non-cash stock-based compensation expenses that were charged upon the granting of long-term incentive stock options and performance shares and a capital loss of $2,873,492 on the sale of the Almaden project.

Shareholder relations and promotional activities undertaken by the Company, which included, news releases, distribution fees and marketing materials, cost $21,000 for the three month period ended September 30, 2009, a decrease of $14,853 over the same period in 2008 as only minimal promotional activities occurred.

A foreign exchange gain of $876,990 was recorded on US$9,353,463 in loans and trade payables that are payable in US funds. This resulted as the Canadian dollar became stronger relative to the US dollar.

Interest and loan fees on the $7,361,891 loan amounted to $651,231 during this quarter which included fees of $287,312 to extend the bridge loans.

Mining equipment amortization of $85,714 for the three month period ended September 30, 2009 (2008: $147,011) was attributed to $1,739,411 in mining equipment that was obtained for the Golden Summit project in Alaska.

During the three month period ended September 30, 2009, the Company issued 250,000 stock options at an exercise price of $0.14 per share with a non cash value of $28,423.

All other quarterly expenses are consistent with the discussion of the year-to-date loss in the previous paragraph and elsewhere in this interim MD&A.

Liquidity and capital resources

At September 30, 2009, the Company’s working capital, defined as current assets less current liabilities, was a deficit of $5,756,802 compared to a deficit of $10,259,582 at December 31, 2008.  Short term loans comprise $2,359,303 and a convertible loan secured by certain equipment and real property of the Company comprises $1,619,369 of this deficit. The Company has trade payables of $3,076,797 and is trying to settle the majority of this amount by way of issuing shares for debt.  During 2009, 3,462,500 shares were issued for proceeds of $415,500 and 2,220,000 shares were issued to its bridge lenders for loan extensions.

On October 2, 2009, as part of the sale of the Almaden gold project, the amount owing to the subordinated lender of US$2,329,000 was reduced by US$1,377,591 as this debt was converted into 16,714,773 shares of the Company. Additionally, the issuance by Western Standard of 1,000,000 common shares to the subordinated lender will reduce the debt to US$782,942 (CDN$854,974) which will be repayable over a two year term and bear a 6% annual interest rate.

With the full payout of the senior bridge lender, the subordinated bridge lender now has a first charge over the assets of the Company.

The Company had 69,909,093 issued and outstanding shares at September 30, 2009. On October 1, 2009, a further 16,714,773 shares were issued to Tiomin to settle $1,504,330 of debt.

During the prior year, a US $1,791,000 convertible loan was obtained secured against bulk sampling related equipment at Golden Summit and against private property that was purchased in January 2008 adjacent to the Golden Summit property.  The loan has a term of 2 years, with the lenders having the right to accelerate the maturity of the facility any time after the first anniversary of the closing, should the Company raise additional debt, equity or receive asset sales aggregating $3 million or more. The lenders also have the right during the term to convert the outstanding principal, in whole or in part, into the Company’s common shares at a conversion price of US $1.23/share. The interest rate for the loan is 4% per annum, payable quarterly. No fees were paid in relation to the closing or arrangement of this facility.

During the period, US$385,000 was realized on the partial sale of mining equipment and the net proceeds were repaid to the equipment lenders. A truck was sold for US$25,000 and the proceeds applied to one of the Company’s creditors.

On July 31, 2008 the Company secured a US $2 million short term loan financing from a bridge lender and on August 22, 2008, the Company received from Tiomin an additional US $2 million short term loan, bringing total short term loan proceeds to US $4 million.

The first US $2 million bridge loan facility had an original maturity date of January 15, 2009. Terms for this facility include an annual interest rate of 12.5% payable monthly, a cash closing fee, and 350,000 warrants to the lenders to purchase common stock of the Company for a two year period at a price of $0.66 per share. The lenders had the right to put the warrants back to the Company one year after closing of the bridge for value of $100,000.  The second US$2 million loan had the identical terms, except the strike price of the warrants was at $0.55 per share.

On January 14, 2009, the bridge lenders agreed to extend the maturity of their loans to February, 10, 2009. As consideration of this extension, the exercise price of the 350,000 warrants each lender received at the time the bridge loans were advanced was reduced from $0.66 and $0.55 respectively to $0.30, and the Company issued each lender an additional 250,000 common shares.

On February 23, 2009, the bridge lenders agreed to further extend the maturity date of their loans to July 15, 2009. As consideration of these extensions, the interest rate on the two loans was increased from 12.5% to 15.0%, and the lenders received extension fees consisting of 720,000 common shares of the Company and 1,000,000 warrants to purchase common stock of the Company for a two year period.  Of the 1,000,000 warrants, the senior lender was issued 500,000 warrants at a price of $0.17/share after providing the Company with an additional US$200,000 that was added to the principal of the extended short term loan, while the subordinated lender was issued 500,000 warrants at a price of $0.25/share.  A cash fee equal to 3% of loan principal was also payable upon the earlier of the receipt of new financing or March 31, 2009.

On March 30, 2009, the bridge lenders agreed to a further restructuring that provided an additional US $200,000 of funding to the Company.  This additional advance was provided by the senior bridge loan lender and was used to fund upcoming property payments, critical audit, regulatory and filing fees, as well as allow the Company to continue to seek alternatives to its funding difficulties.

This restructuring also suspended the monthly payment of interest to the two bridge loan lenders that was to have commenced on April 1, 2009, and the payment of a 3% extension fee that had been due on March 31, 2009.  Under the revised documents, these interest and extension fee payments were capitalized and added to the principal amounts due on the maturity date.  Under this restructuring, and following this additional loan advance, the amounts that were due to the senior and subordinated bridge lenders on July 15, 2009 were US $2.78 million and US $2.25 million respectively.  As consideration for the above, the senior bridge lender received cash fees of $35,000 along with 1,000,000 common shares of the Company and 500,000 warrants to purchase common stock of the Company for a two year period at a price of $0.14/share.  In connection with the extension of the bridge loans, the Company granted a security interest in the Almaden project. On July 15, 2009, the bridge loan lenders agreed to extend the maturity date until August 17, 2009.  As consideration for the above, both lenders received a US$30,000 fee.

On September 30, 2009, the Company’s indebtedness to its senior secured bridge lender was settled pursuant to the sale of the Almaden Gold Project to Western Standard and after the end of the period the Company’s indebtedness to Tiomin was reduced to $854,974 as described above.

The Company is in a very difficult financial condition, and over the past nine months the Company has only been able to meet critical payments to keep its portfolio of exploration properties in good standing, and to meet other minimum sustaining requirements through the recent advances made by its senior bridge lender and the recent private placement.  Freegold continues to pursue a number of alternatives in order to satisfy its various debt obligations and to provide additional working capital to the Company.  These include ongoing discussions with parties that have expressed an interest in the possible purchase of individual projects, the possibility of business combinations and pursuit of a private placement. Vendors who are owed project-related payables have been working with the Company as it seeks alternative financing, and discussions have commenced with vendors representing the majority of the outstanding accounts payable debt regarding an exchange of debt for common shares of the Company.  While management is hopeful that one, or a combination of these alternatives, will address the Company’s current financial situation and provide additional working capital, there can be no assurances that the Company will be successful in its efforts (see “Risks and Uncertainties” below for a discussion of associated risk factors).

Contractual commitments

The Company is committed under mineral property option agreements to pay cash and issue common shares of the Company and has outstanding and future commitments under loan agreements. See note 10 of the financial statements.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all the Company’s significant accounting policies is included in Note 1 to the consolidated financial statements for the period ended September 30, 2009.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, amortization, determination of net recoverable value of assets, determination of fair value on, taxes, contingencies and stock-based compensation.

Change in accounting policies

Accounting Changes

Effective January 1, 2008, the Company adopted the revised Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1506, “Accounting Changes”, which requires that a voluntary change in accounting policy can be made only if the changes result in more reliable and relevant information and are accompanied with disclosures of prior period amounts and justification of the changes.  The section also requires that the nature and amount of material changes in estimates be disclosed.  The Company has not made any voluntary change in accounting policies or significant changes in estimates that are not otherwise disclosed since the adoption of the revised section.

Going Concern

Effective January 1, 2008, the Company adopted changes to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”.  Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  Management shall make an assessment of an entity’s ability to continue as a going concern.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.

Capital Disclosures

Effective January 1, 2008, the Company adopted the new CICA Handbook Section 1535, “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the Company’s objectives, policies and procedures for managing capital.  The main features of the new section are as follows:

Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;

- A requirement for an entity to disclose quantitative data about what it regards as capital; and

- A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

Financial Instruments – Disclosure and Presentation

Effective January 1, 2008, the Company adopted the new CICA Handbook Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

NEW ACCOUNTING PRONOUNCEMENTS

The CICA issued CICA Handbook Section 3064 “Goodwill and Other Intangible Assets” which the Company will adopt, effective 1 December 2008.  The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure.  Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. Management is currently assessing the impact of these new accounting standards on its financial statements.

Future Changes in Accounting Policies

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Financial instruments and other instruments

Freegold’s financial instruments consist of cash and cash equivalents, term deposits, accounts and advances receivable, available-for-sale investments, accounts payable, accrued liabilities, secured loans and amounts due to related parties.  Unless otherwise noted, it is management’s opinion that Freegold is exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on its acquisition and exploration expenditures on its U.S. properties since it has to convert Canadian dollars raised through equity financing in Canada to US dollars.  The Company’s expenditures are negatively impacted by increases in the U.S. versus the Canadian dollar.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at November 10, 2009, there were 86,623,866 outstanding common shares compared to 64,226,593 outstanding shares at December 31, 2008.  The increase reflects the issuance of 3,462,500 shares for proceed of $415,500, 2,220,000 shares for loan extension fees and 16,714,773 shares issued to settle $1,504,330 in debt.

As at November 10, 2009, there were 4,462,500 warrants outstanding:

	Number	Price per Share	Expiry Date
	500,000	$0.17	26 February 2011
	500,000	$0.14	11 July 2011
	3,462,500	$0.20	30 June 2012
Total	4,462,500

Directors, officers, employees and contractors are granted options to purchase common shares under the Company Stock Option Plan.  This plan and its terms and outstanding balance are disclosed in Note 8d to the consolidated financial statements to September 30, 2009.

As at November 10, 2009, there were 2,730,000 options outstanding:

Number Outstanding 31 December 2008	Granted	Exercised	Cancelled	Expired	Number Outstanding 10 November 2009	Exercise Price Per Share	Expiry Date
310,000	-	-	-	(310,000)	-	$0.40/$0.50	5 November 2009
500,000	-	-	(500,000)	-	-	$0.20	30 September 2010
290,000	-	-	-	-	290,000	$0.35	13 March 2011
80,000	-	-	-	-	80,000	$0.50	17 July 2011
100,000	-	-	(100,000)	-	-	$0.50	21 September 2011
350,000	-	-	(350,000)	-	-	$0.50	11 January 2012
400,000	-	-	-	-	400,000	$0.75	25 January 2010
40,000	-	-	-	-	40,000	$1.20	4 June 2010
25,000	-	-	-	-	25,000	$1.50	13 July 2012
40,000	-	-	(40,000)	-	-	$1.71	16 October 2012
150,000	-	-	(50,000)	-	100,000	$2.10	1 November 2012
100,000	-	-	(100,000)	-	-	$1.50	8 February 2013
2,285,000	-	-	(890,000)	-	1,395,000	$1.42	21 February 2013
150,000	-	-	-	-	150,000	$1.42	10 April 2010
-	250,000	-	-	-	250,000	$0.14	14 September 2014
4,820,000	250,000	-	(2,030,000)	(310,000)	2,730,000

Related party transactions

The related party transactions during the period ended September 30, 2009, which occurred in the normal course of operations and were measured at the exchange amount (the amount of consideration established and agreed to by the related parties), were as follows:

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Each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting.  The Chairman is entitled to receive an additional $833 per month.  During the period, the Company paid/accrued $24,166 (2008: $35,500) to directors. As at September 30, 2009, amounts due to related parties consists of $50,152 owing to directors and officers.

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During the period, the Company paid/accrued $56,250 (2008: $39,666) for professional fees to a company controlled by the Chief Financial Officer.  As at September 30, 2009, $38,188 is included in due to related parties.

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During the period, legal fees of $12,695 (2008: $14,097) were paid/accrued to a law firm of which a Company director is a partner.  As at September 30, 2009, $38,510 is included in due to related parties.

Risks and uncertainties

The Company believes that the following items represent significant areas for consideration.

Cash Flows and Additional Funding Requirements

The Company has limited financial resources, no sources of operating cash flows and no assurances that sufficient funding will be available.  Additional funding will also be required in order maintain its properties and further the development thereof.  The sources of funds currently available to the Company include, raising equity or debt capital, or offering an interest in its projects to another party.

Industry

The Company is engaged in the exploration of mineral properties, an inherently risky business. There is no assurance that funds spent on the exploration and development of a mineral deposit will result in the discovery of an economic ore body. Most exploration projects do not result in the discovery of commercially mineable ore deposits.

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable. The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of mineral commodities.

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

Foreign Political Risk

The Company’s material property interests are currently located in the United States. A significant portion of the Company’s interests are exposed to various degrees of political, economic and other risks and uncertainties. The Company’s operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Government Laws, Regulation & Permitting

Mining and exploration activities of the Company are subject to both domestic and foreign laws and regulations governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances, the environment and other matters. Although the Company believes that all exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

The operations of the Company will require licenses and permits from various governmental authorities to carry out exploration and development at its projects. There can be no assurance that the Company will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Title to Properties

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. To the best of the Companies knowledge, the Company has  title to all of the properties for which it holds mineral leases or licenses or in respect of which it has a right to earn an interest, however,  the Company cannot give an assurance that title to such properties will not be challenged or impugned.

The Company has the right to earn an increased interest in certain of its properties. To earn its 100% this increased interest in each property, the Company is required to make certain cash payments. If the Company fails to make these payments, the Company may lose its right to such properties and forfeit any funds expended to such time.

Estimates of Mineral Resources

The mineral resource estimates used by the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified resource will ever qualify as a commercially mineable (or viable) deposit which can be legally or commercially exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material.

Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success.

Volatility of Share Price

The market price for the Company's shares may be volatile. Factors such as whether the Company is or is not able to settle amounts outstanding to its secured and unsecured creditors, whether it is or is not able to arrange additional financing, announcements of mineral discoveries, financial results and other factors could have a significant effect on the price of the Company's shares.

Foreign Currency Risk

A substantial portion of the Company’s expenses and loans are now, and are expected to continue to be incurred in United States currency. The Company’s business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. Fluctuations in the exchange rate between the Canadian dollar and United States dollar may have a material effect on the Company’s business, financial condition and results of operations and could result in downward price pressure for the Company’s products in or losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

Conflict of Interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Outlook

On September 30, 2009, the Company and Western Standard  completed the purchase of a 100% interest in the Almaden Gold Project which reduced the Company’s indebtedness by US$2.9 million and after the quarter end the Company’s indebtedness was reduced by a further US$1,377,591 through the conversion of indebtedness owing to Tiomin into shares of the Company and the transfer of 1 million shares of Western Standard to Tiomin.

Notwithstanding the foregoing, the Company is in a negative working capital position and over the past nine months has only been able to meet critical payments to keep its portfolio of exploration properties in good standing and to meet other minimum sustaining requirements.  Accordingly, unless the Company is able to raise additional financing and/or enter into suitable settlement arrangements with its creditors, there is a risk that the Company will lose some or all of its properties.

Approval

The Board of Directors of Freegold has approved the disclosure contained in this interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it.